Exhibit 6.13

Shopify Plus Agreement

This Shopify Plus Agreement (“Agreement”) is made and entered into as of the Effective Date (as defined below), and is between Shopify Inc., a Canadian corporation with offices at 151 O’Connor Street, Ground Floor, Ottawa, ON, K2P 2L8 (“Shopify”), and Impossible Kicks Holding LLC (DBA Impossible Kicks), a limited liability company with an address outlined below (“Customer”).

WHEREAS, Shopify provides certain hosted commerce services, as further described below; and

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

INFORMATION

Business Name:	Impossible Kicks Holding LLC (DBA Impossible Kicks)	Contact Person: Rod Granero
Address:	1500 New Britain Ave	Telephone Number: 310-779-7597
	West Hartford, CT 06110	Email Address: rgranero@impossiblekicks.com
USA

Section 1: Additional Terms and Privacy Policy; Scope of Agreement

(a) This Agreement incorporates the Shopify Terms of Service, located at www.shopify.com/legal/terms (“Shopify Terms of Service”), the Shopify Privacy Policy, located at www.shopify.com/legal/privacy (“Shopify Privacy Policy”), the Shopify Acceptable Use Policy, located at www.shopify.com/legal/aup (“Shopify AUP”), and the Shopify Plus Pricing Definitions, located at www.shopify.com/legal/shopify-plus-pricing-definitions (“Pricing Definitions”), all of which apply to the Services and are made part of the Agreement. If there is a conflict or inconsistency between the terms of the Shopify Plus Agreement and either of the Shopify Terms of Service or the Shopify Privacy Policy, then the terms of the Shopify Plus Agreement shall prevail to the extent of any such conflict or inconsistency. If there is a conflict or inconsistency between the terms of the Shopify Plus Agreement and either of the Shopify AUP or the Pricing Definitions, then the AUP or the Pricing Definitions, as applicable, shall prevail to the extent of any such conflict or inconsistency. Unless otherwise agreed to by Shopify in writing, any terms in a purchase order or other communication or document provided by Customer will be null and void.

(b) Shopify may from time to time offer additional services, products, applications and tools, including but not limited to Shopify Payments, Shopify Capital, Shopify Shipping, and point-of-sale (POS) services and equipment (“Additional Services”). Additional Services are not within the scope of this Agreement, and are subject to additional fees and additional terms, conditions, and policies that govern their availability and use (“Additional Service Terms”). Customer’s use of and access to any Additional Services is subject to all applicable Additional Service Terms.

(c) From time to time, Shopify may in its sole discretion invite Customer to use, on a trial basis, potential new services that are in the final stages of development and not yet available to all Shopify customers (“Beta Services”). Customer may accept or decline to participate in the trial use of any Beta Services at its sole discretion. If Customer accepts to use any Beta Services, any terms and conditions applicable to such use will be set out in an appendix to the Agreement. If there is a conflict or inconsistency between the terms of the Agreement and the terms set out in the appendix, then the terms of the appendix shall prevail to the extent of any such conflict or inconsistency, but only with respect to the Beta Service to which such appendix applies. Beta Services are provided to Customer for evaluation purposes, are not considered “Services” under this Agreement, and are not eligible for any support. Unless earlier discontinued by Shopify, any Beta Services trial period will expire on the earlier of the date set out in the applicable appendix or the date that a version of the Beta Services becomes generally available to all Shopify customers. Shopify may discontinue any Beta Services at any time in its sole discretion and may never make such services generally available to all Shopify customers. Shopify will have no liability for any harm or damage arising out of or in connection with a Beta Service.

Section 2: Services

2.1. Stores

During the Term, Shopify shall provide hosting, software and commerce services for the Store(s) located at the URL(s) listed below, and for other Stores which may be activated from time to time for Customer by Customer contacting Shopify’s support team, up to a maximum of ten (10) Stores, with additional Stores in excess of ten (10) to be added via an amendment to this Agreement and charged at Shopify’s current monthly rate (“Additional Store Fees”):

No.	MyShopify URL	Store Type	Additional Store Fees
1.	impossible-kicks.myshopify.com	Main Brand

2.2. Shopify Plus Plan

In addition to Shopify’s basic hosting, software, and commerce services, the Services provided to Customer shall include the following features for the Store(s):

(a)	Unlimited SKU’s;

(b)	Unlimited bandwidth;

(c)	SSO/Multipass API;

(d)	Giftcard API available for private applications;

(e)	Increased API calls - (up to 500%) on private apps;

(f)	TLD SSL Checkout: The checkout of the online Store(s) shall reside at the customer’s primary sub-domain name and not at Shopify’s; and

(g)	Customizable checkout.

Shopify shall have the right from time to time during the Term to make updates to the Services, including by modifying or removing one or more of the features listed above. Any such updates shall be of general applicability to Shopify Plus customers. If Shopify removes or makes a material change to the features listed above, Shopify will notify Customer. Such notice may be provided via email or by posting notice in the administrative console for the Store(s).

2.3. Additional Services Provided by Shopify

Shopify will provide Customer with a priority phone line and e-mail address to ensure expedient response times with regard to support issues.

Section 3: Customer Obligations

3.1. Use of the Service

Customer shall access and use the Services solely in accordance with the Agreement, including the Shopify Terms of Service, the Shopify Privacy Policy, the Shopify AUP and the Pricing Definitions.

3.2. Store Terms of Service and Privacy Policy

(a) Customer will post in a reasonably prominent manner on or in the Store(s), terms of service (“Store Terms”) and a privacy policy (“Store Privacy Policy”) applicable to users of the Store(s). The content of the Store Terms and Store Privacy Policy must be in compliance with applicable laws in Customer’s jurisdiction, and must include notice to users of the Store(s) that information submitted by users to the Store(s) will be transmitted to and shared with third parties that may be located in other countries, in order to provide services to such users, including but not limited to transaction processing and fraud prevention.

(b) Customer is solely responsible for all of the terms and conditions of the transactions conducted on or through the Store(s), including, without limitation, terms regarding payment, returns, warranties, shipping, handling, transportation, storage, insurance, fees, applicable taxes, title and licenses, all of which must be in accordance with applicable law.

3.3. Taxes

It is Customer’s responsibility to: (i) determine what, if any, taxes apply to transactions occurring via the Store(s); and (ii) collect, report and remit the correct tax to the appropriate tax authorities. Shopify is not responsible for determining whether taxes apply to a transaction, or for collecting, reporting, or remitting any taxes arising from any transaction. Shopify may from time to time make available to Customer certain tax calculation services offered by third party providers. Such tax calculation services are Third Party Services, as defined in the Shopify Terms of Service.

3.4. Content Back Up

Customer is solely responsible for maintaining backups of the Materials, including but not limited to customer management, inventory, product listings, sales, order and payment tracking data, financial data, reports and numeric results.

3.5. Fees

(a) Monthly Platform Fee. In exchange for the rights granted pursuant to this Agreement, Customer shall pay the Platform Fees for each Billing Month during the Initial Term and, subject to Section 3.5(c) below, any Renewal Term. Subject to Minimum Platform Fee (as defined below), “Platform Fee” means an amount that is equal to 0.25% of each Store’s monthly Eligible Platform Transactions, plus any Additional Store Fees. The minimum monthly Platform Fee will be $2,000 USD, plus any Additional Store Fees (“Minimum Platform Fee”). Platform Fees will be calculated on the aggregated Eligible Platform Transactions of all Stores.

(b) Monthly Transaction Fee. If at any time during a Billing Month Shopify Payments is not enabled for a Store, Customer shall pay Transaction Fees for such Store. “Transaction Fee” means an amount that is equal to 0.15% of a Store’s Eligible Gateway Transactions. Transaction Fees will be calculated for each Eligible Gateway Transaction processed by a Store during the period that Shopify Payments is not enabled for such Store.

(c) Fee Increases. For any Renewal Term, Shopify may in its sole discretion introduce new fees applicable to the Services, or increase any of the existing Fees, provided that Shopify gives Customer written notice of any such additional fees or Fee increases at least 60 days prior to the end of the Initial Term, or 15 days prior to the end of the then- current Renewal Term. If Shopify does not provide notice to Customer pursuant to this Section 3.5(c), then the Fees applicable to the Initial Term or immediately prior Renewal Term, as applicable, will continue to apply to the subsequent Renewal Term.

(d) Billing Dates. The Fees for each Billing Month will be due and payable on the first day of the subsequent Billing Month (“Billing Date”). All payment notifications will be sent directly to Customer via email, and invoices will appear on the Main Brand’s administrative console, under “Accounts”.

(e) Method and Timing of Payment.

(i) Authorized Credit Card. In order to access and use the Services, Customer must keep a valid credit card on file with Shopify (“Authorized Card”). Shopify will charge the Authorized Card for any one-time, non-recurring charges applicable to the Store(s), including but not limited to one-time fees for any Apps or Themes purchased by a Store, and Shopify will charge applicable Fees to the Authorized Card in accordance with Section 3.5(e)(ii) below. The method of payment may be changed upon the mutual agreement of the parties.

(ii) Timing of Payment. Shopify shall be entitled to charge the Fees to the Authorized Card on each Billing Date for the duration of the Term.

(f) Applicable Currency. Unless the parties agree otherwise, all Fees and other charges will be calculated in U.S. dollars, and all payments shall be in U.S. dollars (“Applicable Currency”). If any of the Store(s) process transactions in a currency other than the Applicable Currency, then for the purposes of calculating Platform Fees and any applicable Transaction Fees, the monetary value in the Applicable Currency of each Eligible Platform Transaction and Eligible Gateway Transaction will be determined using the currency conversion rate in effect at the time that such Eligible Platform Transaction or Eligible Gateway Transaction is processed by the Store.

(g) Taxes. Customer shall, in addition to the other amounts payable under this Agreement, pay all applicable customs, duties, sales, use, value added or other taxes, federal, state, provincial or otherwise, however designated, which are levied or imposed by reason of the transactions contemplated by this Agreement, excluding only taxes based on Shopify’s net income. Customer agrees to indemnify, defend, and hold Shopify, its officers, directors, consultants, employees, successors and assigns harmless from all claims and liability arising from Customer’s failure to report or pay any such taxes, duties or assessments.

(h) Disputed Charges. It is Customer’s responsibility to review all invoices for accuracy. Failure by Customer to dispute any charge within 30 days of the applicable Billing Date or invoice date, if later, will constitute Customer’s agreement that the invoiced Fees and other applicable charges are valid and a waiver of any claims Customer may have had regarding such Fees or charges.

(i) Unpaid Fees. If Shopify is not able to process payment of Fees using the Authorized Card, Shopify will notify Customer. If after such notice to Customer, Shopify is still not able to process payment of Fees using the Authorized Card, then Shopify may suspend the Services and revoke Customer’s access to the administrative console for the Store(s). Access will be reactivated upon payment of any outstanding Fees. During any period of suspension, Customer will not be able to access the administrative console for the Store(s), and the online Store(s) will not be accessible by users. If the outstanding Fees remain unpaid for 30 days following the date of suspension, Shopify reserves the right to terminate this Agreement. Any unpaid Fees (excluding amounts disputed by Customer in reasonable and good faith) will bear interest at the rate of 1.5% per month, or the highest rate permitted by applicable law. Customer shall pay all reasonable expenses (including attorney’s fees and court costs) incurred by Shopify in collecting unpaid Fees, excluding amounts disputed by Customer in reasonable and good faith.

Section 4: Term and Termination

4.1. Term

Unless terminated earlier pursuant to the terms and conditions of this Agreement, this Agreement shall commence on the Effective Date and shall remain in force for an initial term of 12 months (the “Initial Term”). The Agreement shall renew for one-month terms (each a “Renewal Term”) beginning on the one-year anniversary of the Effective Date, unless either party provides the other with notice of its intention not to renew at least 15 days prior to the expiry of the Initial Term or then-current Renewal Term.

Either party may terminate the Agreement at any time during any Renewal Term by providing the other party with at least 15 days’ prior written notice. The Initial Term and Renewal Term are collectively referred to as the “Term”.

4.2. Termination

In addition to Shopify’s right to terminate the Services pursuant to the Shopify Terms of Service and the Shopify AUP, and the termination rights set out elsewhere in this Agreement, either party may terminate this Agreement upon written notice if the other party: (i) assigns or attempts to assign this Agreement to a third-party in violation of this Agreement; (ii) fails to correct a material breach of its obligations under this Agreement within 30 days after receipt of written notification from the notifying party of such material breach; (iii) ceases to carry on business as a going concern; or (iv) initiates a bankruptcy, reorganization or insolvency proceeding, or has such a proceeding initiated against it, makes an assignment for the benefit of creditors, or consents to the appointment of a trustee.

4.3. Effect of Termination

Upon the expiry of the Agreement, or termination of the Agreement by either party for any reason:

(a)	Shopify will cease providing Customer with the Services and Customer will no longer have access to the administrative console for the Store(s);

(b)	Customer’s online Store(s) will be taken offline;

(c)	unless otherwise provided in the Agreement or Terms of Service, Customer will not be entitled to any refunds of any prepaid Fees, pro rata or otherwise;

(d) any outstanding balance of any Fees or other charges owed by Customer to Shopify up to the effective date of termination will immediately become due and payable in full;

(e) if (i) Shopify terminates the Agreement pursuant to Section 3.5(i) or Section 4.2 during the Initial Term; or (ii) if Customer terminates the Agreement for any reason other than pursuant to Section 4.2 during the Initial Term, then as a genuine pre-estimate of Shopify’s damages, and not as a penalty, Shopify will have the right to charge Customer the remaining Minimum Platform Fees for the Initial Term; and

(f) each party will immediately discontinue all use of the other party’s Confidential Information.

Section 5: Intellectual Property

5.1. Customer Intellectual Property

Customer, or its third party licensors, retains ownership over all Materials. Customer will be solely responsible for the accuracy, adequacy, quality, integrity, legality, reliability, and appropriateness of all Materials posted on the Store(s) or otherwise generated, uploaded, stored, posted, displayed, distributed, transmitted or exhibited in connection with Customer’s use of the Services. For any Materials that Customer generates, uploads, stores, posts, displays, distributes, transmits or exhibits in connection with the Services, Customer grants to Shopify a worldwide, non-exclusive, royalty-free, transferable and sub-licensable right to review, use, reproduce, modify, adapt, translate, publish, duplicate, create derivative works of, store, transmit, distribute, publicly perform and display any or all of such Materials in any form, media or technology whether known or not currently known, in any manner, solely in order to provide the Services and for no other purpose unless Customer provides prior consent. Customer represents and warrants that it has all the rights, power and authority necessary to grant the above license.

5.2. Shopify Intellectual Property

Customer acknowledges and agrees that: (i) the Services and any applicable Beta Services, including without limitation any associated software, documentation, applications, websites, tools and products (including any storefront design templates found in Shopify’s Theme Store), and any modifications, enhancements and updates thereto, and all intellectual property rights therein (collectively, “Shopify IP”) are exclusively owned by Shopify and/or our third party providers; (ii) the Shopify IP contains valuable copyrighted material and is protected by Canadian, U.S. and international copyright and other intellectual property laws; (iii) subject to Customer’s compliance with the Agreement, Shopify grants Customer a limited, non-exclusive, revocable, non-sublicensable, non-transferable license to access and use the Shopify IP, solely for the purposes of using the Services in compliance with the Agreement; and (iv) Customer has no rights in the Shopify IP, other than the rights and licenses granted herein.

5.3. Names and Trademarks

The trade names, trademarks, service marks, trade dress and logos (collectively “Marks”) of each party, its parent or affiliates are the exclusive property of such party and, except as otherwise provided in the Agreement, the other party shall not use such Marks or any abbreviation or adaptation thereof for any purposes without the prior written consent of the party who owns such Marks. Notwithstanding the foregoing or Section 5.1, Customer hereby grants Shopify a non-exclusive right and license to use Customer’s Marks to promote the Services, which includes the right to publicly identify the Customer as a Customer of Shopify. Each party acknowledges that all use of the other party’s Marks shall inure to the benefit of and be on behalf of the party owning such Marks.

Section 6: Representations and Warranties

6.1. SHOPIFY WARRANTIES

SHOPIFY REPRESENTS AND WARRANTS TO CUSTOMER THAT (a) DURING THE TERM IT WILL PROVIDE THE SERVICES IN A MANNER CONSISTENT WITH THIS AGREEMENT; (b) IT HAS THE LEGAL POWER TO ENTER INTO AND PERFORM ITS OBLIGATIONS AND GRANT THE RIGHTS TO CUSTOMER SET OUT IN THIS AGREEMENT; AND (c) THE PERSON SIGNING THIS AGREEMENT ON SHOPIFY’S BEHALF HAS BEEN DULY AUTHORIZED TO DO SO.

6.2. CUSTOMER WARRANTIES AND COVENANT

CUSTOMER REPRESENTS, WARRANTS AND COVENANTS THAT:

(a) CUSTOMER HAS THE LEGAL POWER TO ENTER INTO AND PERFORM ITS OBLIGATIONS UNDER THIS AGREEMENT AND THE PERSON SIGNING THIS AGREEMENT ON CUSTOMER’S BEHALF HAS BEEN DULY AUTHORIZED TO DO SO.

(b) AS BETWEEN CUSTOMER AND SHOPIFY, CUSTOMER IS BETTER ABLE TO PUT IN PLACE PHYSICAL AND PROCEDURAL IMPEDIMENTS TO THE INAPPROPRIATE USE OF THE SERVICES. CUSTOMER SHALL BE RESPONSIBLE FOR THE MATERIALS (INCLUDING THE ACCURACY, ADEQUACY, QUALITY, INTEGRITY, LEGALITY, RELIABILITY, AND APPROPRIATENESS OF SAME) AND THE OPERATION OF, AND TRANSACTIONS PROCESSED THROUGH, THE STORE(S).

(c) WITH RESPECT TO THE MATERIALS: (i) CUSTOMER OWNS OR HAS VALIDLY LICENSED, OR WILL OWN OR VALIDLY LICENSE, THE RIGHT TO ALL MATERIALS GENERATED, STORED, POSTED, DISPLAYED, EXHIBITED OR DISTRIBUTED BY, OR UPLOADED OR TRANSMITTED TO OR FROM, THE STORE(S); (ii) ANY MATERIALS THAT CUSTOMER GENERATES, UPLOADS, STORES, POSTS, EXHIBITS, DISPLAYS, DISTRIBUTES OR TRANSMITS DO NOT AND WILL NOT INFRINGE OR VIOLATE ANY OF THE COPYRIGHT, PATENT, TRADEMARK, OR ANY OTHER INTELLECTUAL PROPERTY, PERSONAL OR PROPRIETARY RIGHTS OF ANY THIRD PARTY (“THIRD PARTY RIGHTS”); AND (iii) CUSTOMER HAS OR WILL HAVE THE RIGHT AND AUTHORITY TO OFFER, SELL, TRADE, DISTRIBUTE OR EXPORT THE PRODUCTS OR SERVICES DESCRIBED IN THE MATERIALS AND SUCH OFFER, SALE, TRADE, DISTRIBUTION, OR EXPORT DOES NOT OR WILL NOT VIOLATE ANY APPLICABLE LAWS OR THIRD PARTY RIGHTS.

(d) ANY SALES TRANSACTIONS OCCURRING ON OR IN THE STORE(S) WILL REPRESENT A BONA FIDE SALE, CUSTOMER WILL FULFILL ALL OF ITS OBLIGATIONS TO EACH PURCHASER WHO ENTERS INTO A TRANSACTION WITH CUSTOMER, AND CUSTOMER WILL RESOLVE ANY DISPUTE OR COMPLAINT DIRECTLY WITH ITS PURCHASERS.

6.3. DISCLAIMER

EXCEPT AS SPECIFICALLY SET OUT IN THIS SECTION, THE SERVICES ARE PROVIDED “AS IS” AND “AS AVAILABLE”, WITHOUT ANY REPRESENTATIONS, WARRANTIES OR CONDITIONS OF ANY KIND. SHOPIFY AND ITS THIRD-PARTY LICENSORS AND SUPPLIERS MAKE NO OTHER REPRESENTATIONS AND GIVE NO OTHER WARRANTIES OR CONDITIONS, EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE REGARDING THE SERVICES OR ANY PRODUCTS PROVIDED UNDER THIS AGREEMENT AND SHOPIFY SPECIFICALLY DISCLAIMS ANY AND ALL REPRESENTATIONS, WARRANTIES OR CONDITIONS OF MERCHANTABILITY, DURABILITY, TITLE, FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW. SHOPIFY DOES NOT WARRANT THAT THE SERVICES WILL MEET CUSTOMER’S EXPECTATIONS, BE SECURE, TIMELY, UNINTERRUPTED OR FREE FROM DEFECTS OR ERRORS, OR THAT DEFECTS OR ERRORS WILL BE CORRECTED. SHOPIFY DOES NOT OFFER A WARRANTY OR MAKE ANY REPRESENTATION REGARDING THE RESULTS OF USING THE SERVICES IN TERMS OF CORRECTNESS, ACCURACY, RELIABILITY, CUSTOMER BASE, COMMERCIAL ADVANTAGE, OR RISK OF INJURY TO CUSTOMER’S OR ANY USER’S SYSTEMS OR NETWORK. SHOPIFY SHALL NOT BE LIABLE TO CUSTOMER, ANY USER OR ANY THIRD PARTY FOR ANY USE OF OR INACCURACY IN ANY MATERIALS OR FOR ANY TRANSACTIONS PROCESSED THROUGH THE STORE(S).

Section 7: Indemnities and Limitation of Liability

7.1. Customer Indemnity

Customer will indemnify and hold Shopify and (as applicable) its subsidiaries, affiliates, partners, officers, directors, agents, and employees, harmless from and against any third party claims, demands, losses, damages, liabilities and costs (including, without limitation, reasonable attorneys’ fees and court costs) (“Claims”) due to, arising out of or related to: (i) the Materials; (ii) Customer’s use or misuse of the Services except to the extent such Claims arise solely from a third party claim that Shopify IP infringes third party rights or violates applicable law; (iii) disputes arising from transactions made via the Store(s), or Customer’s relationship with any of its customers; (iv) any breach of Customer’s representations and warranties; (v) Customer’s breach of the Agreement, including the Shopify AUP and the Shopify Terms of Service, and any documents the Shopify Terms of Service incorporated by reference; or (vi) Customer’s violation of any applicable law or Third Party Rights.

7.2. Limitation of Liability

TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT SHALL SHOPIFY BE LIABLE TO CUSTOMER FOR ANY LOST PROFITS OR FOR ANY INCIDENTAL, PUNITIVE, INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING, WITHOUT LIMITATION, DAMAGES FOR LOSS OF BUSINESS, LOSS OF PROFITS, BUSINESS INTERRUPTION, LOSS OF DATA, LOST SAVINGS OR OTHER SIMILAR PECUNIARY LOSS), HOWEVER CAUSED AND UNDER ANY THEORY OF LIABILITY (INCLUDING NEGLIGENCE), WHETHER SUCH DAMAGES ARE ALLEGED IN TORT, CONTRACT OR ANY OTHER LEGAL OR EQUITABLE THEORY, AND WHETHER OR NOT SHOPIFY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. IN NO EVENT SHALL SHOPIFY’S AGGREGATE LIABILITY FOR DAMAGES ARISING OUT OF OR RELATED TO THIS AGREEMENT EXCEED THE PLATFORM FEES PAID BY CUSTOMER IN THE TWELVE (12) MONTHS PRIOR TO THE DATE ON WHICH THE CLAIM AROSE. CUSTOMER ACKNOWLEDGES AND AGREES THAT THE LIMITATIONS SET FORTH IN THIS SECTION ARE INTEGRAL TO THE AMOUNT OF FEES CHARGED BY SHOPIFY FOR THE SERVICES AND THAT IF SHOPIFY WERE TO ASSUME ANY FURTHER LIABILITY OTHER THAN AS SET FORTH HEREIN, THE FEES WOULD OF NECESSITY BE SUBSTANTIALLY INCREASED.

Section 8: Confidentiality and Privacy

8.1. Confidential Information

For the purposes of this Agreement, “Confidential Information” includes any information, technical data, or know-how concerning either party, including, but not limited to, that which relates to research, products, services, customers, markets, business policies or practices, unreleased software, developments, inventions, processes, designs, drawings, engineering, marketing, reports and audits, business plans or finances, and the relationship between the parties as evidenced by this Agreement. Customer acknowledges that Confidential Information may contain material, non-public information of Shopify, and Customer is aware, and its representatives have been advised, that applicable securities laws prohibit any person having material, non-public information about Shopify from purchasing or selling securities of Shopify.

Confidential Information also includes any materials or information provided by either party to the other that are identified by the disclosing party as confidential or proprietary, or that the receiving party should reasonably understand to be confidential and proprietary. Confidential Information does not include information that: (i) was in the public domain at the time the receiving party received it; (ii) comes into the public domain after the receiving party received it through no fault of the receiving party; (iii) the receiving party received from a third party without breach of the receiving party’s or third party’s confidentiality obligations; (iv) is independently developed by the receiving party without use of or reference to the Confidential Information; or (v) the receiving party is required by law to disclose. For the avoidance of doubt, the terms and conditions of the Shopify Plus Agreement shall be considered Confidential Information of both parties.

8.2. Confidentiality Obligations

Neither party shall use any Confidential Information of the other party except as necessary to exercise its rights or perform its obligations under this Agreement or as expressly authorized in writing by the other party. Each party shall use the same degree of care to protect the other party’s Confidential Information as it uses to protect its own Confidential Information of like nature (and in any case no less than a reasonable degree of care). Neither party shall disclose the other party’s Confidential Information to any person or entity other than its officers, directors, employees, service partners, customers, consultants and legal advisors who need access to such Confidential Information in order to effect the intent of the Agreement and who are subject to confidentiality obligations at least as restrictive as those in this Section 8.

8.3. Injunctive Relief

Each party acknowledges that due to the unique nature of the other party’s Confidential Information, the disclosing party may not have an adequate remedy in money or damages if any unauthorized use or disclosure of its Confidential Information occurs or is threatened. In addition to any other remedies that may be available in law, in equity or otherwise, the disclosing party shall be entitled to seek injunctive relief to prevent such unauthorized use or disclosure.

8.4. Other Exceptions

Notwithstanding the foregoing provisions in this Section 8, the parties may disclose the terms and conditions of this Agreement: (i) as otherwise required by law or the rules of any stock exchange or over-the-counter trading system provided that reasonable measures are used to preserve the confidentiality of the Agreement; (ii) in confidence to legal counsel; (iii) in connection with the requirements of a public offering or securities filing provided reasonable measures are used to obtain confidential treatment for the proposed disclosure, to the extent such treatment is available; (iv) in connection with the enforcement of this Agreement or any rights under this Agreement, provided that reasonable measures are used to preserve the confidentiality of the Confidential Information; (v) in confidence, to auditors, accountants and their advisors who are subject to confidentiality obligations at least as restrictive as those in this Section 8; and (vi) in confidence, in connection with a change of control or potential change of control of a party or an affiliate of a party, provided that reasonable measures are used to preserve the confidentiality of the Agreement. For any legally compelled disclosure or disclosure pursuant to a court, regulatory, or securities filing, the parties shall reasonably cooperate to limit disclosure of Confidential Information, including the terms and conditions of this Agreement. For greater certainty, nothing in this Section 8 will diminish a receiving party’s obligations under this Agreement to comply with applicable privacy and personal information protection laws.

8.5. Personal Information

The Shopify Privacy Policy will govern Shopify’s use and storage of, and access to, personal information of Customer, its purchasers, users or Store visitors transmitted via or stored on the Services. Any personal information that Customer transmits to Shopify, or that Shopify collects on Customer’s behalf relating to residents of the European Economic Area will be processed by Shopify’s Irish affiliate Shopify International Ltd., in accordance with the Shopify Privacy Policy.

Section 9: General

9.1. Relationship of Parties

The parties are independent contractors. Neither party shall be deemed to be an employee, agent, partner, joint venture or legal representative of the other for any purpose and neither shall have any right, power or authority to create any obligation or responsibility on behalf of the other. Any use of the term “partner” or “partnering” or similar terminology in connection with the Services or this Agreement (except as used in the immediately preceding sentence of this Section) does not mean or refer to a legal partnership, but instead means or refers to a co-operative business or contractual relationship.

9.2. Assignment

Customer may not assign this Agreement without the prior written consent of Shopify, such consent not to be unreasonably withheld. Shopify may assign this Agreement at any time.

9.3. Governing Law; Jurisdiction; Limitation of Action

This Agreement shall be governed by and is to be construed and interpreted in accordance with the laws in force in the Province of Ontario and the laws of Canada applicable therein, without regard to principles of conflicts of laws. The parties expressly disclaim the application of the United Nations Convention on Contracts for the International Sale of Goods to this Agreement. All disputes arising under this Agreement will be subject to the exclusive jurisdiction of the courts located in Ottawa, Ontario and each party irrevocably and unconditionally consents to personal jurisdiction of such courts. To the extent permitted by applicable law, all claims related to this Agreement must be filed within two years from the date the cause of action arose.

9.4. Compliance with Laws

Each party agrees to fully comply with all applicable laws in their performance of the Agreement.

9.5. Severability

If any provision of this Agreement is held by a court of competent jurisdiction to be contrary to law, such provision shall be changed and interpreted so as to best accomplish the objectives of the original provision to the fullest extent allowed by law, and the remaining provisions of this Agreement shall remain in full force and effect.

9.6. Force Majeure

Except for obligations to pay any Fees owing under this Agreement, neither party shall be deemed to be in breach of this Agreement for any failure or delay in performance caused by reasons beyond such party’s reasonable control, including but not limited to acts of God, extreme weather, earthquakes, wars, terrorism, communication failures, strikes (other than strikes at such party’s facility or involving such party’s employees). If either party’s performance is prevented by a force majeure event for a period of more than 30 calendar days, the other party may terminate this Agreement without further obligation or liability, subject to any payment amounts due and payable as of the effective date of termination.

9.7. No Exclusivity

Shopify reserves the right to provide services to Customer’s competitors and makes no promise of exclusivity in any particular market segment.

9.8. Legal Notice

For Shopify: All legal notices or demands to or upon Shopify shall be made in writing and sent to Shopify via email to: contract_notices@shopify.com.

For Customer: All legal notices or demands to or upon Customer shall be made in writing and sent to Customer personally, via courier or certified mail, or email. Notice to the Customer shall be provided using the Customer information above. Except as otherwise specified in this Agreement all notices, permissions and approvals must be in writing and will be deemed to have been given upon: (i) personal or couriered delivery; (ii) the fifth business day after mailing; or (iii) the first business day after sending by email.

9.9. Suggestions and Feedback

Shopify welcomes any ideas and/or suggestions regarding improvements or additions to the Services. Under no circumstances shall any disclosure of any idea, suggestion or related material (collectively, “Suggestions”) to Shopify be subject to any obligation of confidentiality or expectation of compensation. By submitting a Suggestion to Shopify, Customer waives any and all rights in the Suggestion and represents and warrants to Shopify that the Suggestion is wholly original to Customer, that no one else has any rights in the Suggestion and that Shopify is free to implement and use the Suggestion if desired, as provided by Customer or as modified by Shopify, without obtaining permission or license from Customer or from any third party.

9.10. Amendment and Waiver

This Agreement may only be modified, or any rights under it waived, by a written document executed by both parties. The failure of either party to exercise or enforce any provision of the Agreement shall not constitute a waiver of such right or provision or any other provision of the Agreement or otherwise affect the rights of such party.

9.11. Entire Agreement

The Shopify Plus Agreement and any appendices attached hereto and any terms located at a URL referenced herein, including without limitation the Shopify Terms of Service, the Shopify Privacy Policy, the Shopify AUP, and the Pricing Definitions, constitute the entire agreement between the parties respecting Customer’s use of the Services, and supersede any prior written or oral agreements between the parties.

9.12. Survival

All sections of this Agreement that by their nature should survive termination will survive such termination, including, without limitation, payment obligations, confidentiality obligations, intellectual property rights, warranty disclaimers, indemnities and limitations of liability.

9.13. Definitions

Unless defined elsewhere in the Agreement, capitalized terms used in the Agreement have the following meanings:

1.	“Additional Services” has the meaning set out in Section 1(b).

2.	“Additional Service Terms” has the meaning set out in Section 1(b).

3.	“Additional Store Fee” has the meaning set out in Section 2.1.

4.	“Authorized Credit Card” has the meaning set out in Section 3.5(e)(i).

5.	“Beta Services” has the meaning set out in Section 1(c).

6.	“Billing Date” has the meaning set out in Section 3.5(d).

7.	“Billing Month” means the monthly period starting on the Effective Date (and the corresponding date of each calendar month thereafter), and ending on the corresponding date of the next calendar month.

8.	“Confidential Information” has the meaning set out in Section 8.1.

9.	“Claims” has the meaning set out in Section 7.1.

10.	“Clone Store” or “Expansion Store” means each Store, additional to the Main Brand, listed in this Agreement or as maybe activated for Customer via Shopify’s support team, or added via an amendment hereto in accordance with section 2.1 of this Agreement. Clone Stores or Expansion Stores that are online Stores:

(a)	must be extensions of the Main Brand;

(b)	must be identical to the Main Brand with respect to Store name and other branding;

(c)	must carry the same types of goods and services as the Main Brand; and

(d)	may differ in language and applicable currency.

(e)	Clone Stores or Expansion Stores that are physical retail locations or that are wholesale Stores must:

(i)	be identical to the Main Brand with respect to Store name and other branding; and

(ii)	carry the same types of goods and services as the Main Brand.

11.	“Effective Date” means the day that the authorized representatives of both parties have signed this Agreement.

12.	“Eligible Gateway Transaction” has the meaning set in the Pricing Definitions.

13.	“Eligible Platform Transaction” has the meaning set in the Pricing Definitions.

14.	“Expansion Store” has the meaning set in section 9.13 subsection 10.

15.	“Fees” means, collectively, the Platform Fees and the Transaction Fees, and any other fees implemented by Shopify pursuant to Section 3.5(c).

16.	“Imported Orders” has the meaning set in the Pricing Definitions.

17.	“Initial Term” has the meaning set out in Section 4.1.

18.	“Main Brand” means the Store identified as the Main Brand in this Agreement.

19.	“Manual Gateways” has the meaning set out in the Pricing Definitions.

20.	“Marks” has the meaning set out in Section 5.3.

21.	“Materials” means all content, including photos, images, videos, graphics, written content, audio files, code, information, reports, data, Customer’s Marks, or other content posted, uploaded, collected, generated, stored, displayed, distributed, transmitted or exhibited on or in connection with Customer’s Account (as such term is defined in the Shopify Terms of Service).

22.	“Minimum Platform Fee” has the meaning set out in Section 3.5(a).

23.	“Platform Fee” has the meaning set out in Section 3.5(a).

24.	“Pricing Definitions” has the meaning set out in Section 1(a).

25.	“Renewal Term” has the meaning set out in Section 4.1.

26.	“Services” means the services provided by Shopify to Customer pursuant to this Agreement, as further described in the Agreement and the Shopify Terms of Service.

27.	“Shopify AUP” has the meaning set out in Section 1(a).

28.	“Shopify IP” has the meaning set out in Section 5.2.

29.	“Shopify Payments” means Shopify’s payment processing service.

30.	“Shopify Privacy Policy” has the meaning set out in Section 1(a).

31.	“Shopify Terms of Service” has the meaning set out in Section 1(a).

32.	“Store” means each online store or physical retail location associated with a ‘myshopify.com’ URL listed in this Agreement or any amendment hereto.

33.	“Store Privacy Policy” has the meaning set out in Section 3.2(a).

34.	“Store Terms” has the meaning set out in Section 3.2(a).

35.	“Term” has the meaning set out in Section 4.1.

36.	“Third Party Rights” has the meaning set out in Section 6.2(c).

37.	“Transaction Fee” has the meaning set out in Section 3.5(b).

Signature Page to Follow

IN WITNESS WHEREOF, the parties have executed this Agreement by their authorized representatives as of the Effective Date.

CUSTOMER:		SHOPIFY INC.:

Signature:	/s/ Rod Granero	Signature:	/s/ Mark Bergen
Name:	Rod Granero	Name:	Mark Bergen
Title:	CFO	Title:	VP of Revenue
Date:	3/29/2022	Date:	March 27, 2022